NO ACT

PE 2-22-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC



10011711

April 5, 2010

Received SEC

APR 05 2010

Washington, DC 20549

Robert A. Cantone
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-5-10

Re: Celgene Corporation
Incoming letter dated February 22, 2010

Dear Mr. Cantone:

This is in response to your letter dated February 22, 2010 concerning the shareholder proposal submitted to Celgene by John Chevedden. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Celgene Corporation
Incoming letter dated February 22, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law.

There appears to be some basis for your view that Celgene may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Celgene's policies, practices and procedures compare favorably with the guidelines of the proposal and that Celgene has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Celgene omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We note that Celgene may not have filed its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Robert A. Cantone
Member of the Firm
d 212.969.3235
f 212.969.2900
rcantone@proskauer.com
www.proskauer.com

February 22, 2010

By Email

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Celgene Corporation -- Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as Amended, and Request for No-Action Ruling

Dear Ladies and Gentlemen:

This firm represents Celgene Corporation, a Delaware corporation (the "Company"), and on behalf of the Company, we are filing this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for the Company's 2010 Annual Meeting Shareholders (the "2010 Proxy Materials"). The Proposal was submitted by Mr. John Chevedden. The Company asks that the Commission's Division of Corporation Finance staff (the "Staff") not recommend that enforcement action be taken by the Commission against the Company if the Company excludes the Proposal from its 2010 Proxy Materials under Rule 14a-8(i)(10). The Proposal is properly excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008), we are transmitting this letter by electronic mail to the Staff at shareholderproposals@sec.gov. We are also sending a copy of this letter to Mr. Chevedden at the e-mail address he has provided. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company intends to file its definitive 2010 Proxy Materials with the Commission. However, if for reasons of providing the Company's shareholders as much time as is practicable to review and consider the information to be set forth in the Company's definitive 2010 Proxy Materials, the definitive 2010 Proxy Materials are filed earlier than May 13, 2010 (which is the 80th day after the date of this submission), the Company hereby requests that the Staff permit the submission of the Company's reasons for excluding the Proposal on the basis of good reason. The "good reason" basis for the Company's request is (i) that the Proposal requests the Board of Directors of the Company to take certain steps to amend the Company's charter and bylaws, matters requiring a determination by the Company's Board of Directors, (ii) that the Proposal was received by the Company in December 2009, after the date of the Company's December Board of Directors meeting, (iii) that the Company's Board of Directors did not meet again until February 17, 2010, and (iv) that, at its February meeting, the Board of Directors took the actions sought by the Proposal itself.

THE PROPOSAL

The Proposal requests that the Company Board of Directors "take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal in compliance with applicable laws." A copy of the Proposal and supporting statement, as well as related correspondence from Mr. Chevedden, is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

The Proposal may be excluded under Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal. As noted above, the Proposal addresses "each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote." The only provision of the Company's Certificate of Incorporation and By-Laws that required a greater than majority vote of the shareholders of the Company was set forth in the last two sentences of Article VII of the Company's By-Laws, which provided as follows:

> "Except as provided below, the holders of shares entitled at the time to vote for the election of directors shall have power to adopt, amend, or repeal the By-Laws of the Corporation by vote of not less than a majority of such shares, and except as otherwise provided by law, the Board of Directors shall have power equal in all respects to that of the stockholders to adopt, amend, or repeal the By-Laws by vote of not less than a majority of the entire Board. *However, any By-Law adopted by the Board may be amended or repealed by vote of the holders of 2/3 of the shares entitled at the time to vote for the election of directors. The holders of shares entitled at the time to vote for the election of directors shall have power to adopt, amend, or repeal Sections 1.2, 1.8 and 2.2 of the By-Laws of the Corporation by vote of not less than 2/3 of such shares.*" [emphasis added]

At its regular meeting on February 17, 2010, the Board of Directors of the Company, having considered the matter, amended the Company's By-Laws to delete the last two sentences of Article VII of the By-Laws, thereby eliminating the only shareholder voting requirement in the Company's Certificate of Incorporation or By-Laws that calls for a greater than simple majority vote of shareholders. That amendment to the Company's By-Laws was included as Exhibit 3.2 to the Company's Annual Report on Form 10-K that was filed with the Commission on February 18, 2010. Accordingly, no useful purpose would be served by including the Proposal in the 2010 Proxy Materials, as the action that is the subject matter of the Proposal has been fully implemented.



CONCLUSION

Based upon the foregoing analysis, we hereby respectfully request, on behalf of the Company, that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2010 Proxy Materials. We would be pleased to provide any additional information and answer any questions that the Staff may have regarding this matter. I can be reached by phone at (212) 969-3235 and by email at rcantone@proskauer.com.

Kindly acknowledge receipt of this letter by return electronic mail. Thank you for your consideration of this matter.

Sincerely yours,

Robert A. Cantone

cc: Mr. John Chevedden

EXHIBIT A

[See attached]

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. Sol J. Barer
Chairman of the Board
Celgene Corporation (CELG)
86 Morris Ave
Summit NJ 07901

Rule 14a-8 Proposal

Dear Mr. Barer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 16, 2009
Date

cc: David W. Gryska
Chief Financial Officer
PH: 908 673-9000

[CELG: Rule 14a-8 Proposal, December 16, 2009]
3 [Number to be assigned by the company] – Adopt Simple Majority Vote
RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 67% supermajority provision in our charter and/or bylaws.

Currently a 1%-minority can frustrate our 66%-shareholder majority. Also our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management

This proposal topic won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with our COO, Robert Hugin getting $72 million on the exercise of stock options in 2008. And our CEO Sol Barer got $55 million on the exercise of stock options.

Our company targeted market levels in its peer group at the 75th percentile to determine pay for Robert Hugin – setting executive pay standards above median levels, regardless of performance. Our company did not disclose goals or targets for its annual executive incentive plan. Shareholders would be best served with a candid discussion of performance metrics, targeted goals, and actual results. Our company's stock ownership guidelines required our CEO to own only 3-times base salary compared to a recommended 10-times.

Directors who owned zero stock included Arthur Hays, 75 and Michael Case, our Lead Director no less. Walter Robb received our most withheld votes and was past age 81 – succession planning concern. Directors Hays and Robb were 50% of our audit committee.

Our board was the only significant directorship for four of our directors: Arthur Hays, 75, Walter Robb, 81, Gilla Kaplan and James Loughlin. This could indicate a significant lack of current transferable director experience for the near majority of our directors.

We had no shareholder right to vote on our poison pill, on our executives' pay, to call a special meeting, an independent chairman or cumulative voting. Each of our directors could be reelected if we vote 450 million shares to one against them. Shareholder proposals to address all of these topics received majority votes or significant votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email FISMA & OMB Memorandum M-07-16 ***